

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2025

Dale W. Strang
Chief Executive Officer
Boxlight Corp
2750 Premiere Parkway, Suite 900
Duluth, Georgia 30097

> **Re: Boxlight Corp**
> **Registration Statement on Form S-3**
> **Filed January 24, 2025**
> **File No. 333-284493**

Dear Dale W. Strang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David M. Eaton